                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             -----------------------

                              ATLANTIC REALTY TRUST
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.01 per share
                         (Title of Class of Securities)

                                    048798102
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                    Carolyn Tiffany                                        David J. Heymann
First Union Real Estate Equity and Mortgage Investments                  Post & Heymann, LLP
                    7 Bulfinch Place                                    100 Jericho Quadrangle
                       Suite 500                                              Suite 214
              Boston, Massachusetts 02114                              Jericho, New York 11753
                     (617) 570-4614                                         (516) 681-3636

     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                          Page 1 of 6


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CUSIP NO.048798102                13D/A                              Page 2 of 6



_____________________________________________________________________
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657
_____________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group *

                        (a) [ ]
                        (b) [ ]
_____________________________________________________________________
3.  SEC Use Only

_____________________________________________________________________
4.  Sources of Funds *

                    WC
_____________________________________________________________________
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                        [ ]
_____________________________________________________________________
6.      Citizenship or Place of Organization

                         Delaware
_____________________________________________________________________
Number                   7.  Sole Voting Power        267,000
of                 ______________________________________________
Shares                   8.  Shared Voting Power       - 0 -
Beneficially       ______________________________________________
Owned by Each            9.  Sole Dispositive Power   267,000
Reporting          ______________________________________________
Person With              10.  Shared Dispositive Power  - 0 -

_____________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     267,000 Shares
_____________________________________________________________________
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                         [ ]
_____________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     7.5%

_____________________________________________________________________
14.  Type of Reporting Person*

     OO
_____________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.048798102                13D/A                              Page 3 of 6



_____________________________________________________________________
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Michael L. Ashner
_____________________________________________________________________
2.  Check the Appropriate Box if a Member of a Group *

                              (a) [ ]
                              (b) [ ]
_____________________________________________________________________
3.  SEC Use Only

_____________________________________________________________________
4.  Sources of Funds *

                         WC
_____________________________________________________________________
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                             [ ]
_____________________________________________________________________
6.      Citizenship or Place of Organization

                         New York
_____________________________________________________________________
Number                   7.  Sole Voting Power        80,000
of                 ______________________________________________
Shares                   8.  Shared Voting Power       - 0 -
Beneficially       ______________________________________________
Owned by Each            9.  Sole Dispositive Power   80,000
Reporting          ______________________________________________
Person With              10.  Shared Dispositive Power  - 0 -

_____________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     80,000 Shares
_____________________________________________________________________
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                             [ ]
_____________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

     2.25%

_____________________________________________________________________
14.  Type of Reporting Person*

     IN
_____________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 2 amends certain information contained in the
Schedule 13Dfiled jointly by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union") and Michael L. Ashner, with respect to their interests in Atlantic Realty Trust, as amended by Amendment No. 1 to Schedule 13D dated January 15, 2004 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.


         Item 4.  Purpose of Transaction.
                  ----------------------

                  On April 19, 2004, First Union sent to the Issuer a letter increasing the consideration payable to shareholders of the Issuer in connection with the proposed merger to either (i) $19.25 per share or (ii) 0.8 shares of First Union's Series A cumulative convertible redeemable preferred shares of beneficial interest (the "Preferred Shares"). In the event that holders of Shares holding more than 1,315,000 Shares in the aggregate elect to receive Preferred Shares, such shareholders will receive (i) a number of Preferred Shares equal to (a) .8 multiplied by (b) a fraction, the numerator of which is 1,315,000 and the denominator of which is the total number of Shares to be exchanged for Preferred Shares and (ii) cash equal to (x) $19.25 multiplied by
(y) a fraction, the numerator of which is the number of Shares to be exchanged for Preferred Shares less 1,315,000 and the denominator of which is the number of Shares to be exchanged for Preferred Shares. The consideration would be subject to upward or downward adjustment, as the case may be, based (i) on a projected post-closing net cash balance of the Issuer of $13,500,000 and (ii) any stock splits, issuances, repurchases, reclassifications and other transactions effecting the value of the Issuer. The proposal also provides that it is subject to, among other things, the satisfactory completion by First Union of a five-business day due diligence review of the Issuer.

         Item 7.  Materials to be Filed as Exhibits.
                  ---------------------------------

         Exhibit 3. Letter dated April 19, 2004 from First Union to the Issuer.
         Exhibit 4. Press Release dated April 19, 2004 issued by First Union.

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 19, 2004                   FIRST UNION REAL ESTATE EQUITY AND
                                          MORTGAGE INVESTMENTS


                                         By:      /s/ Michael L. Ashner
                                                  -----------------------------
                                                  Michael L. Ashner
                                                  Chief Executive Officer


Dated:  April 19, 2004                   /s/ Michael L. Ashner
                                         ---------------------
                                         Michael L. Ashner

                                                                     Page 5 of 9